As filed with the Securities and Exchange Commission on August 22, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEDICINOVA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	33-0927979
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4275 Executive Square, Suite 300

La Jolla, California 92037

(858) 373-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yuichi Iwaki, M.D., Ph.D.

President and Chief Executive Officer

MEDICINOVA, INC.

4275 Executive Square, Suite 300

La Jolla, California 92037

(858) 373-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Kirt W Shuldberg, Esq.

John E. Maciejewski, Esq.

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

3570 Carmel Mountain Rd., Suite 200

San Diego, California 92130

(858) 436-8000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2025.

PRELIMINARY PROSPECTUS

MediciNova, Inc.

25,000,000 Shares of Common Stock

This prospectus relates to the offer and sale of up to 25,000,000 shares of our common stock, par value $0.001 per share, by YA II PN, LTD. (the “YA” or the “selling stockholder”), a Cayman Islands exempt limited partnership.

The shares of common stock being offered by the selling stockholder are being issued pursuant to the Standby Equity Purchase Agreement, dated July 30, 2025, which we entered into with YA (the “Purchase Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our shares by the selling stockholder. However, we may receive up to $30.0 million in aggregate gross proceeds from sales of our shares to YA that we may make under the Purchase Agreement, from time to time during the 36 months following the execution of the Purchase Agreement (the “Advance Shares”. The shares that may be offered pursuant to this prospectus represent Advance Shares, which would be purchased by YA from time to time pursuant to the Purchase Agreement at a price equal to 97% of the lowest of the three daily volume weighted average prices(the “VWAPs”), during a pricing period as set forth in the Purchase Agreement and would be subject to certain limitations.

The selling stockholder may sell the shares of common stock included in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell the shares in the section entitled “Plan of Distribution”. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The selling stockholder will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of the shares by the selling stockholder pursuant to this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering under the Securities Act the offer and sale of the shares included in this prospectus by the selling stockholder. See section entitled “Plan of Distribution”.

Our common stock is listed on the Nasdaq Capital Market under the symbol “MNOV”. On August 21, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.29 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” included in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2025.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information”.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions. The information contained in this prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents regardless of the time of delivery of this prospectus when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read this prospectus in its entirety, before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information”.

Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our business and the industry and markets in which we operate, including with respect to our business prospects, our market position and opportunity, and the competitive landscape, is based on information from our management’s estimates, as well as from industry publications, surveys, and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our business and industry, and assumptions based on such information and knowledge, which they believe to be reasonable. In addition, while we believe that information contained in the industry publications, surveys, and studies has been obtained from reliable sources, we have not independently verified any of the data contained in these third-party sources, and the accuracy and completeness of the information contained in these sources is not guaranteed.

Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, including in our Annual Report on Form 10-K filed with the SEC on February 19, 2025. Accordingly, you should not place undue reliance on this information.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors”.

Unless the context indicates otherwise, in this prospectus, the terms “MediciNova,” “we,” “us” and “our” refer to MediciNova, Inc.

Overview

We are a biopharmaceutical company focused on developing novel therapeutics for the treatment of serious diseases with unmet medical needs and a commercial focus on the United States (“U.S.”) market. Our current strategy is to focus our development activities on MN-166 (ibudilast) for neurological and other disorders such as progressive multiple sclerosis (“MS”), amyotrophic lateral sclerosis (“ALS”), chemotherapy-induced peripheral neuropathy (“CIPN”), degenerative cervical myelopathy (“DCM”), glioblastoma, substance dependence and addiction (e.g., methamphetamine dependence), and prevention of acute respiratory distress syndrome (“ARDS”), and MN-001 (tipelukast) for fibrotic and other metabolic disorders such as nonalcoholic fatty liver disease (“NAFLD”), and hypertriglycedemia.

Progressive Multiple Sclerosis:

We completed a Phase 2b clinical trial of MN-166 (ibudilast) for the treatment of relapsing MS, in which positive safety and neuroprotective efficacy indicators were observed. The data from this trial indicated that MN-166 (ibudilast) may have potential in the treatment of progressive MS.

We partnered with investigators on a Phase 2b clinical trial of MN-166 (ibudilast) in primary progressive and secondary progressive MS which was conducted by NeuroNEXT and funded by the National Institute of Health’s (“NIH”) National Institute of Neurological Diseases and Stroke (“NINDS”). This progressive MS trial, known as SPRINT-MS, completed randomization of 255 subjects in 2015, which exceeded the goal of 250 subjects that were planned for participation. In October 2017, we announced the presentation of positive top-line results from the SPRINT-MS Phase 2b clinical trial of MN-166 (ibudilast) in progressive MS. The trial achieved both primary endpoints of whole brain atrophy and safety and tolerability. MN-166 (ibudilast) demonstrated a statistically significant 48% reduction in the rate of progression of whole brain atrophy compared to placebo (p=0.04) as measured by magnetic resonance imaging (“MRI”) analysis using brain parenchymal fraction (“BPF”) and there was not an increased rate of serious adverse events in the MN-166 (ibudilast) group compared to the placebo group. In February 2018, we announced the presentation of positive clinical efficacy trends from this trial regarding the important secondary endpoint of confirmed disability progression. MN-166 (ibudilast) demonstrated a 26% reduction in the risk of confirmed disability progression compared to placebo (hazard ratio=0.74), as measured by Expanded Disability Status Scale (“EDSS”). Results of the SPRINT-MS Phase 2b clinical trial of MN-166 (ibudilast) in progressive MS were published in the New England Journal of Medicine in August 2018. In April 2019, we announced results from a subgroup analysis of the SPRINT-MS Phase 2b trial of MN-166 (ibudilast) in progressive MS which showed that the trends for reduction in the risk of confirmed disability progression were highest for the subgroup of subjects with secondary progressive MS without relapse, in which MN-166 (ibudilast) demonstrated a 46% risk reduction compared to placebo. Additional data from the completed SPRINT-MS Phase 2b trial of MN-166 (ibudilast) in progressive MS was presented in May 2019 at the American Academy of Neurology (“AAN”) 71st Annual Meeting in Philadelphia, Pennsylvania. In November 2020, we announced that positive Optical Coherence Tomography (“OCT”) results from the SPRINT-MS Phase 2b trial of MN-166 (ibudilast) in progressive MS were published in Multiple Sclerosis

Journal. In July 2021, we received a Notice of Allowance from the U.S. Patent and Trademark Office (“USPTO”) for a new patent which covers MN-166 (ibudilast) for the treatment of an ophthalmic disease/disorder or injury associated with a neurodegenerative disease/disorder or a neuro-ophthalmologic disorder.

The Food and Drug Administration (“FDA”) has granted MN-166 (ibudilast), for the treatment of patients with progressive MS, Fast Track designation, a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

Amyotrophic Lateral Sclerosis:

We initiated a clinical trial of MN-166 (ibudilast) in ALS in the second half of 2014, and this trial was completed during the second half of 2017. In December 2017, we announced positive top-line results from this trial. The trial achieved the primary endpoint of safety and tolerability. In addition, there was a higher rate of responders on the Amyotrophic Lateral Sclerosis Functional Rating Scale-Revised (“ALSFRS-R”) total score, a measure of functional activity, in the MN-166 (ibudilast) group compared to the placebo group. In September 2018, we received feedback from the FDA regarding our clinical development plan for MN-166 (ibudilast) in ALS. In January 2019, we received a Notice of Allowance from the USPTO for a new patent which covers the combination of MN-166 (ibudilast) and riluzole for the treatment of ALS and other neurodegenerative diseases. In April 2019, we announced that the FDA completed its review of the protocol and determined that we may proceed with a Phase 2b/3 clinical trial of MN-166 (ibudilast) in ALS. In June 2019, we announced a kick-off meeting for the Phase 2b/3 clinical trial of MN-166 (ibudilast) in ALS. In December 2019, we announced that additional analyses of the completed clinical trial of MN-166 (ibudilast) in ALS was presented at the 30th International Symposium on amyotrophic lateral sclerosis/motor neuron disease (“ALS/MND”) in Perth, Australia. In December 2021, we announced that a poster with an overview of our ongoing Phase 2b/3 clinical trial of MN-166 (ibudilast) in ALS was presented at the 32nd International Symposium on ALS/MND. In December 2024, a study update and interim analysis of phase 2/3 clinical data of MN-166 (ibudilast) in the COMBAT-ALS trial was presented at the 35th international symposium on ALS/MND at Montreal, Canada.

The FDA has granted Fast Track designation to MN-166 (ibudilast) for the treatment of ALS as well as Orphan-Drug designation for the treatment of ALS, which will provide seven years of marketing exclusivity if it is approved for ALS. The European Commission also granted Orphan Medicinal Product Designation for MN-166 (ibudilast) for the treatment of ALS.

Substance Dependence and Addiction:

Investigators at Columbia University and the New York State Psychiatric Institute (“NYSPI”) previously completed a Phase 1b/2a clinical trial of MN-166 (ibudilast) in opioid withdrawal that was funded by National Institute Drug Abuse (“NIDA”). Investigators at Columbia University and the NYSPI also conducted a NIDA-funded, Phase 2a clinical trial to evaluate the efficacy of MN-166 (ibudilast) in the treatment of patients addicted to prescription opioids or heroin. In March 2016, we announced that positive findings from the results of this completed study in opioid dependence were presented at the Behavior, Biology and Chemistry: Translational Research in Addiction Meeting.

In November 2017, we announced a collaboration with Oregon Health & Science University to initiate a biomarker study for evaluating MN-166 (ibudilast) in methamphetamine use disorder and this trial is ongoing.

Researchers at University of California, Los Angeles (“UCLA”) were granted approval and funding by the National Institute on Alcoholism and Alcohol Abuse (“NIAAA”) for a clinical trial to evaluate MN-166 (ibudilast) for the treatment of alcohol dependence. This clinical trial was completed and results were presented at the American College of Neuropsychopharmacology’s (“ACNP”) 54th Annual Meeting in December 2015. In May 2018, we announced a new NIDA-funded clinical trial of MN-166 (ibudilast) in alcohol dependence and withdrawal in collaboration with researchers at UCLA. This clinical trial was completed and positive findings were presented at the American Psychological Association 2020 Annual Convention held online in August 2020. Results from this clinical trial were also published in the June 2021 edition of Nature’s Translational Psychiatry. In August 2018, we announced a new NIAAA-funded Phase 2b clinical trial of MN-166 (ibudilast) to evaluate heavy drinking days in subjects with alcohol dependence in collaboration with researchers at UCLA and this trial has been completed. In February 2022, we announced that MN-166 (ibudilast) was discussed as one of the promising pharmacological agents for the treatment of alcohol use disorder in the journal Drugs. In April 2022, we announced that a secondary analysis of a Phase 2 clinical trial of MN-166 (ibudilast) in alcohol use disorder was published in the journal Alcoholism: Clinical and Experimental Research. In December 2022, we announced that positive results from a secondary analysis of our Phase 2 trial of MN-166 (ibudilast) in alcohol use disorder were published in The American Journal of Drug and Alcohol Abuse. In January 2023, we announced that the Phase 2b clinical trial of MN-166 (ibudilast) for the treatment of alcohol use disorder had completed enrollment. In June 2023, we announced results of the Phase 2b clinical trial of MN-166 (ibudilast) in alcohol use disorder which were presented at the 46th Annual Research Society on Alcoholism (“RSA”) Scientific Meeting.

Chemotherapy-Induced Peripheral Neuropathy:

In March 2018, we announced plans to initiate a clinical trial to evaluate MN-166 (ibudilast) as a treatment for prevention of CIPN which was funded by the University of Sydney Concord Cancer Centre in Australia. In September 2020, we announced that positive clinical findings from this clinical trial were published in Cancer Chemotherapy and Pharmacology. In October 2020, we announced plans to initiate a multi-center, placebo-controlled, randomized Phase 2b trial to evaluate MN-166 (ibudilast) in CIPN, which was funded by the Australasian Gastro-Intestinal Trials Group (“AGITG”), and this trial is ongoing.

Degenerative Cervical Myelopathy:

In August 2018, we announced plans to initiate a clinical trial of MN-166 (ibudilast) in DCM in collaboration with the University of Cambridge. The trial was funded by a grant from the National Institute for Health Research in the United Kingdom (“UK”). In May 2019, we announced our participation at the Kick-off Meeting for the Phase 3 clinical trial in DCM, “REgeneration in CErvical DEgenerative Myelopathy” (“RECEDE Myelopathy”) in collaboration with the University of Cambridge’s researchers. In February 2022, we announced that MN-166 (ibudilast) was discussed as a potential beneficial pharmacological agent for the treatment of DCM in Global Spine Journal.

Glioblastoma:

We have initiated clinical development to evaluate MN-166 (ibudilast) for the treatment of glioblastoma. In June 2017, we announced positive results from an animal model study that examined the potential clinical efficacy of MN-166 (ibudilast) for the treatment of glioblastoma. These results were presented at the 2017 American Society of Clinical Oncology (“ASCO”) Annual Meeting. In May 2018, we announced that the Investigational New Drug Application (“IND”) for MN-166 (ibudilast) for treatment of glioblastoma was accepted and opened with the FDA. In October 2018, we announced that the FDA granted Orphan-Drug designation to MN-166 (ibudilast) as adjunctive therapy to temozolomide for the treatment of glioblastoma. In January 2019, we announced the initiation of enrollment in a clinical trial of MN-166 (ibudilast) in combination with temozolomide for the treatment of glioblastoma at the Dana-Farber Cancer Institute in Boston. In February 2019, we announced that Scientific Reports published results from the animal model study evaluating MN-166 (ibudilast) in glioblastoma. In June 2020, we announced that positive preclinical findings were published in Frontiers in Immunology regarding the prospect of MN-166 (ibudilast) as an adjunctive treatment for glioblastoma. In August 2021, we announced completion of a safety review of Part 1 of the Phase 2 clinical trial of MN-166 (ibudilast) in combination with temozolomide, which enrolled 15 subjects with recurrent glioblastoma. There were no concerning safety signals observed in Part 1 and there were no serious adverse events related to MN-166 (ibudilast). Five out of 15 subjects completed cycle 6 without disease progression, i.e. 33% of the subjects were progression-free at six months. In April 2022, we announced that data demonstrating that MN-166 (ibudilast) prevents metastasis in a uveal melanoma (UM) animal model was published in the journal Molecular Cancer Research. In January 2023, we announced that the Phase 2 clinical trial evaluating MN-166 (ibudilast) in combination with temozolomide in glioblastoma at the Dana-Farber Cancer Institute had completed enrollment. In February 2023, we announced the presentation of new data regarding a tumor tissue analysis from this clinical trial at the 20th Annual World Congress of Society for Brain Mapping and Therapeutics (“SBMT”). In November 2023, we announced new data and results of the Phase 2 clinical trial of MN-166 (ibudilast) in glioblastoma patients at the 28th Annual Meeting of the Society for Neuro-Oncology (“SNO”). The presentation also included data from preclinical studies which evaluated the combination of MN-166 (ibudilast) and anti-PD1 or anti-PD-L1 therapy in glioblastoma models. In 2024, we presented new data and results of a Phase 1b/2a Clinical Trial of MN-166 (ibudilast) in glioblastoma at the ASCO Annual meeting 2024 held in Chicago, IL.

Prevention of ARDS in patients with COVID-19:

In March 2020, we announced plans to initiate development of MN-166 (ibudilast) for severe pneumonia and ARDS based on positive results of a preclinical study in an animal model of ARDS. In April 2020, we announced plans to initiate a clinical trial of MN-166 (ibudilast) for ARDS caused by COVID-19. In July 2020, we announced that the IND for MN-166 (ibudilast) for prevention of ARDS was accepted and opened with the FDA. We were also informed by the FDA that the proposed clinical investigation of MN-166 (ibudilast) for the prevention of ARDS in patients with COVID-19 may proceed. In April 2022, we announced that the Phase 2 clinical trial of MN-166 (ibudilast) in hospitalized COVID-19 patients at risk for developing ARDS had completed enrollment. In June 2022, we announced positive top-line results from this Phase 2 clinical trial. MN-166 (ibudilast) demonstrated large improvements compared to placebo for all four clinical endpoints analyzed. The trial achieved statistical significance for one of the co-primary endpoints, the proportion of subjects free of respiratory failure. The trial also achieved statistical significance for the proportion of subjects discharged from the hospital. There were two deaths in the placebo group and no deaths in the MN-166 (ibudilast) group. In July 2022, we announced the initiation of a first-in-human clinical study to evaluate a new parenteral (injectable) formulation of MN-166 (ibudilast). In January 2023, we announced that this Phase I clinical trial of MN-166 (ibudilast) 10 mg intravenous (“IV”) infusion in healthy volunteers was completed with a favorable safety profile and was well tolerated.

Chlorine Gas-Induced Lung Injury:

In March 2021, we announced a partnership with the Biomedical Advanced Research and Development Authority (“BARDA”), part of the Administration for Strategic Preparedness and Response (‘ASPR”) in the U.S. Department of Health and Human Services, to develop MN-166 (ibudilast) as a potential medical countermeasure (“MCM”) against chlorine gas-induced lung damage such as ARDS and acute lung injury (“ALI”). BARDA agreed to provide federal funding for proof-of-concept studies of MN-166 (ibudilast) in preclinical models of chlorine gas-induced acute lung injury. In September 2023, we announced the results of the studies conducted under our contract with BARDA. The primary endpoint of the first nonclinical efficacy study was the pulmonary function measure PaO2/FiO2, which is the ratio of arterial oxygen partial pressure to fractional inspired oxygen. In the pilot design single-dose treatment regimen, MN-166 (ibudilast) high dose and the positive control rolipram were more efficacious than MN-166 (ibudilast) low dose and the negative control until 12 hours after chlorine exposure but this did not yield statistically significant results for overall pulmonary function. In the multi-dose study, each treatment was given every 12 hours with a total of four doses after the chlorine gas challenge. Treatment with MN-166 (ibudilast) high dose resulted in greater improvement (p=0.0001) in the mean PaO2/FiO2 ratio than MN-166 (ibudilast) low dose, rolipram, and the negative control. MN-166 (ibudilast) was well tolerated and no safety concerns were observed in the first nonclinical efficacy study. After multiple attempts by our subcontractor to establish the feasibility of the second chlorine-gas induced lung injury model, it was not deemed to be a feasible model to evaluate a drug candidate and there are no evaluable efficacy results.

MN-001 (tipelukast) is in development for fibrotic and other metabolic disorders as described below.

Nonalcoholic Steatohepatitis (“NASH”) and Nonalcoholic Fatty Liver Disease:

We announced positive results of MN-001 (tipelukast) in two different NASH mouse models in 2014, and we opened the IND application for MN-001 (tipelukast) for the treatment of NASH with the FDA in 2015. The FDA subsequently granted Fast Track designation to MN-001 (tipelukast) for the treatment of patients with NASH with fibrosis. We then initiated a clinical trial to investigate MN-001 (tipelukast) for the treatment of hypertriglyceridemia in NASH and NAFLD patients. In April 2018, we announced that we would terminate this trial early after positive results from an interim analysis in which MN-001 (tipelukast) significantly reduced mean serum triglycerides, a primary endpoint. This data was presented at the International Liver Congress 2018, the 53rd annual meeting of the European Association for the Study of the Liver (“EASL”) in Paris, France in April 2018. In November 2020, we announced positive results of in-vitro and in-vivo studies that evaluated MN-001 (tipelukast) for its anti-liver fibrotic effect in human hepatic stellate cells (“HSCs”) and in an acute liver injury model at the annual meeting of the American Association for the Study of Liver Diseases (“AASLD”). In November 2021, we announced new findings from a study that investigated the mechanism by which MN-001 (tipelukast) alters triglyceride metabolism in hepatocytes at the AASLD. In April 2022, we announced that the FDA completed its review of a proposed Phase 2 clinical trial to evaluate MN-001 (tipelukast) for the treatment of patients with NAFLD, type 2 diabetes mellitus, and hypertriglyceridemia, and the FDA determined that the study may proceed. In July 2022, we announced the initiation of a Phase 2 clinical trial to evaluate MN-001 (tipelukast) for the treatment of patients with NAFLD, type 2 diabetes mellitus, and hypertriglyceridemia. In December 2022, we announced the presentation of positive results from a subgroup analysis of the completed Phase 2 clinical trial which evaluated MN-001 (tipelukast) in participants with NAFLD and hypertriglyceridemia (HTG) at the International Diabetes Federation (IDF) World Diabetes Congress 2022. In May 2024, we presented an update of ongoing trial design at the 92nd European Atherosclerosis Society (EAS) 2024 Congress.

We acquired licenses to MN-166 (ibudilast) and MN-001 (tipelukast) for the development of these product candidates. We have pursued development of these product candidates in various indications including prevention of ARDS, progressive MS, ALS, CIPN, DCM, glioblastoma, various addictions, NASH, and NAFLD.

Standby Equity Purchase Agreement with YA

On July 30, 2025, we entered into the Standby Equity Purchase Agreement with YA (the “Purchase Agreement”), pursuant to which YA has committed to purchase up to $30.0 million of Advance Shares (the “Commitment Amount”), at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, during the period commencing on the date of execution of the Purchase Agreement until the earlier of: (i) the first day of the month following the 36-month anniversary of the date of execution of the Purchase Agreement; or (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement (the “Commitment Period”).

This prospectus covers the resale of up to 25,000,000 shares of common stock which represent the Advance Shares that we have reserved for issuance and sale to YA as Advance Shares under the Purchase Agreement from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when we determine to sell additional shares to YA under the Purchase Agreement.

YA has no right to require us to sell any shares to YA, but YA is obligated to make purchases of the Advance Shares as directed by us, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by us to YA setting forth the number of shares that we desire to issue and sell to YA (an “Advance Notice”). Actual sales of the Advance Shares to YA from time to time will depend on a variety of factors, including, among others, market conditions, the trading price of our shares, and determinations by us as to the appropriate sources of funding for us and our operations. The purchase price of the Advance Shares that we may direct YA to purchase from time to time under the Purchase Agreement will be equal to 97% of the lowest of the three daily VWAPs during the three consecutive trading day period commencing on the date that we deliver any Advance Notice to YA (the “Pricing Period”).

As of August 11, 2025, there were 49,046,246 shares of common stock outstanding, of which 47,631,317 shares were held by non-affiliates. If all of the 25,000,000 shares of common stock offered by YA under this prospectus were issued and outstanding, such shares would represent approximately 51.0% of the total number of shares of common stock outstanding and approximately 52.5% of the total number of outstanding shares of common stock held by non-affiliates, in each case as of August 11, 2025. The Purchase Agreement provides that we may sell up to an aggregate of $30.0 million of shares of common stock to YA. We have filed the registration statement that includes this prospectus so that we may issue and sell to YA up to 25,000,000 shares of common stock from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, through sales under the Purchase Agreement. Depending on the market prices of our shares at the time we elect to sell such shares to YA under the Purchase Agreement, we may need to sell more shares to YA than are offered under this prospectus to receive aggregate gross proceeds equal to the $30.0 million total commitment of YA under the Purchase Agreement, in which case we must first register for resale under the Securities Act additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by YA is dependent upon the number of shares we issue and sell to YA under the Purchase Agreement.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell our shares, our ability to meet the conditions set forth in the Purchase Agreement and any impacts of the Ownership Limitation (as defined below). We expect that any proceeds received by us from such sales of shares under the Purchase Agreement will be used to continue development of our pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In addition, YA has agreed that, during the term of the Purchase Agreement, neither YA nor its affiliates will engage in any short sales or hedging transactions with respect to our shares of common stock, provided YA or its affiliates may: (i) sell “long”, as such term is defined in Rule 200 of Regulation SHO of the Exchange Act, any Advance Shares issued and sold by us to YA pursuant to an Advance Notice; and (ii) sell a number of shares equal to the number of Advance Shares that YA is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from us or our transfer agent pursuant to the Purchase Agreement - (i) and (ii) collectively, the “Permitted Sales”.

The Purchase Agreement prohibits us from directing YA to purchase shares if those shares, when aggregated with all other shares of our shares then beneficially owned by YA and its affiliates, would result in YA and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of common stock, as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the “Ownership Limitation”. In addition, the aggregate number of shares of common stock that we can issue to YA under the Purchase Agreement may in no case exceed 9,804,345 shares (subject to adjustment) of common stock (which is equal to approximately 19.99% of the shares of common stock outstanding immediately prior to the execution of the Purchase Agreement) (the “Exchange Cap”), unless: (i) company stockholder approval is obtained to issue Purchase Shares above the Exchange Cap, in which case the Exchange Cap will no longer apply; or (ii) the average price of all applicable sales of Common Stock to YA under the Purchase Agreement equals or exceeds $1.33 per share of common stock (which represents the lower of: (A) the Nasdaq official closing price of the common stock on the trading day immediately preceding the date of the Purchase Agreement; or (B) the average Nasdaq official closing price of the common stock for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement).

The Purchase Agreement contains customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate upon the earliest of: (i) the first day of the month following the 36-month anniversary of the date of execution of the Purchase Agreement; and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement. We have the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon five trading days’ prior written notice to YA, provided that (i) there are no outstanding Advance Notices, the Advance Shares under which have yet to be issued, and (ii) we have paid all amounts owed to YA pursuant to the Purchase Agreement.

There are substantial risks to our stockholders as a result of the sale and issuance of shares of common stock to YA under the Purchase Agreement. These risks include substantial dilution, significant declines in our share price and our inability to draw sufficient funds when needed. See “Risk Factors” for more information. Issuances of our shares under the Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuances pursuant to the Purchase Agreement.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act meaning that the market value of our shares held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. As a smaller reporting company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. Additionally, as a smaller reporting company, we may continue to take advantage of the exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended. If investors consider our common stock less attractive as a result of our election to use the scaled-back disclosure permitted for smaller reporting companies, there may be a less active trading market for our common stock and our share price may be more volatile.

Company Information

Our principal executive offices are located at 4275 Executive Square, Suite 300, La Jolla, CA 92037. Our telephone number is 858-373-1500. Our website is www.medicinova.com. The information contained on, or that can be accessed through, our website is neither a part of, nor incorporated into, this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference.

THE OFFERING

Shares of Common Stock Outstanding Prior to this Offering	49,046,246 shares of common stock (as of August 11, 2025).

Shares of Common Stock Offered by the Selling Stockholder	25,000,000 shares of common stock, which represent the Advance Shares that we may sell to YA under the Purchase Agreement from time to time.

Shares of Common Stock Outstanding Immediately After this Offering	74,046,246 shares of common stock, assuming the issuance of the Advance Shares. The actual number of shares of common stock will vary depending upon the number of shares of common stock we sell under the Purchase Agreement.

Use of proceeds	We will not receive any proceeds from the sale of the YA Shares included in this prospectus by the selling stockholder. We may receive up to $30.0 million aggregate gross proceeds under the Purchase Agreement from sales of shares of our common stock that we elect to make to YA as Advance Shares pursuant to the Purchase Agreement, if any, from time to time in our sole discretion, although the actual amount of proceeds that we may receive cannot be determined at this time and will depend on the number of shares we sell under the Purchase Agreement and market prices at the times of such sales. Any proceeds that we receive from sales of shares under the Purchase Agreement will be used to fund our research and development activities and for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Risk factors	Investing in our Securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 13 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our Securities.

Nasdaq Capital Market symbol	MNOV

SUMMARY RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the following risks and uncertainties as well as the risks set forth under the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”), and in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2025 and June 30, 2025, (the “Quarterly Reports”), each of which is incorporated by reference herein. You should also refer to the other information contained in this prospectus, and the documents incorporated by reference herein, including our financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report and in our Quarterly Reports. The occurrence of one or more of the events or circumstances described in such risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described and incorporated by reference herein are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for more information. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to the Offering:

•	it is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the selling stockholder, or the actual gross proceeds resulting from those sales;

•	investors who buy shares at different times will likely pay different prices;

•	we may require additional financing to sustain our operations and without it we will not be able to continue operations;

•

the sale of a substantial amount of shares of our common stock, including resale of the shares held by the selling stockholder in the public market, could adversely affect the prevailing market price of shares of our common stock;

•	future sales and issuances of shares of our common stock or other securities might result in significant dilution and could cause the price of shares of our common stock to decline; and

•	management will have broad discretion as to the use of the net proceeds from the Purchase Agreement.

Risks Related to Our Business and Our Industry:

•	the significant operating losses we have incurred and expect to incur for the foreseeable future;

•	our ability to obtain the capital necessary to fund our operations;

•	we do not have any products that are approved for commercial sale and do not expect to generate any revenues from product sales for the foreseeable future, if ever;

•

our dependence on the success of our MN-166 (ibudilast) and MN-001 (tipelukast) product candidates and uncertainty that these product candidates will receive regulatory approval or be successfully commercialized;

•	the complexity and uncertainty relating to progressing product candidates through the various stages of clinical trials and obtaining regulatory approval;

•	our attempts to develop MN-001 (tipelukast) in NASH and NAFLD may detract from our efforts to develop other product candidates;

•	the complexity, high cost, and uncertainty of obtaining regulatory approval;

•	the stringent regulation of our product candidates;

•	future development and regulatory difficulties even if we are successful in receiving regulatory approval of one or more of our product candidates;

•

undesirable side effects of any product candidate experienced during clinical trials could delay or prevent regulatory approval or commercialization or limit a product candidate’s commercial potential;

•	delays in the commencement or completion of clinical trials, or suspension or termination of our clinical trials;

•	the loss of any rights to develop and market any of our product candidates;

•	the impact of health epidemics or any other public health crisis on our business and operations;

•	our dependence on strategic collaborations with third parties to develop and commercialize product candidates;

•	our reliance on third parties to conduct our clinical trials;

•	our reliance on third party manufacturers to produce our product candidates;

•	our, or our third party manufacturer’s, ability to manufacture our product candidates in commercial quantities;

•	the commercial availability of materials necessary to manufacture our product candidates;

•	the acceptance among physicians, patients and the medical community of our product candidates;

•	the ability of users of our products to obtain adequate coverage of and reimbursement for our products from government and other third party payers;

•	our ability to retain, motivate and attract key personnel;

•	our ability to establish sales, marketing, and distribution capabilities;

•	healthcare reform measures and their potentially adverse affect on our business;

•	the impact of any product liability lawsuits against us;

•	the impact of fluctuations in our results of operations;

•	the cost of operating, and management’s attention required to operate, as a public company;

•	information technology systems failures, network disruptions, breaches in data security, and computer crime and cyber-attacks; and

•	the complexity of operating our business and marketing our products internationally.

Risks Related to Our Intellectual Property:

•	our dependence on the adequate protection of our proprietary rights;

•	the potential disclosure of our trade secrets and other proprietary information; and

•	the costs and uncertainties of any dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others, including trade secrets.

Risks Related to the Securities Markets and Investments in Our Common Stock:

•	volatility in our stock price;

•	the potential delisting of our common stock on the Nasdaq Global Market or the Standard Market of the Tokyo Stock Exchange;

•

the possibility of substantial dilution to our existing stockholders and/or the decline in price of our common stock if we were to sell additional shares of our common stock, including under our existing at-the-market issuance sales agreement;

•	the cost of and management distraction if we were to face securities class action litigation; and

RISK FACTORS

Risks Related to the Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the selling stockholder, or the actual gross proceeds resulting from those sales.

On July 30, 2025, we entered into the Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $30.0 million in shares of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of common stock that may be issued and sold under the Purchase Agreement may be sold by us to YA at our discretion from time to time during the Commitment Period.

We generally have the right to control the timing and amount of any sales of the shares of our common stock to YA under the Purchase Agreement. Sales of shares of our common stock, if any, to YA under the Purchase Agreement will depend upon market conditions and other factors. We may ultimately decide to sell to YA all, some or none of the shares of our common stock that may be available for us to sell to YA pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by YA for the shares of our common stock that we may elect to sell to YA under the Purchase Agreement, if any, will fluctuate based on the market prices of the shares of our common stock during the applicable Pricing Period for each purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of our common stock that we will sell to YA under the Purchase Agreement, the purchase price per share that YA will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by YA under the Purchase Agreement, if any.

Limitations in the Purchase Agreement, including the Ownership Limitation, and our ability to meet the conditions necessary to deliver an Advance Notice, could prevent us from being able to raise funds up to the Commitment Amount.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $30.0 million in shares of our common stock to YA, only 25,000,000 shares of our common stock are being registered for resale by YA under the registration statement that includes this prospectus, which represent the Advance Shares that we may elect to sell to YA, in our sole discretion, from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, through sales under the Purchase Agreement. Even if we elect to sell to YA all of the shares being registered for resale under this prospectus, depending on the market prices of shares of our common stock at the time of such sales, the actual gross proceeds from the sale of all such shares may be less than the $30.0 million Commitment Amount under the Purchase Agreement, which could materially adversely affect our liquidity.

If we desire to issue and sell to YA under the Purchase Agreement more than the number of shares of our common stock in excess of the YA Shares being registered for resale under this prospectus, and the Ownership Limitation and other limitations in the Purchase Agreement would allow us to do so, we would need to file with the SEC, one or more additional registration statements, to register under the Securities Act the resale by YA of any such additional shares of our common stock, and the SEC would have to declare such registration statement or statements effective before we could sell additional shares of our common stock.

Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of our common stock in addition to the shares of our common stock being registered for resale by YA under this prospectus could cause additional substantial dilution to our stockholders. The number of shares of our common stock ultimately offered for sale by YA is dependent upon the shares of our common stock, if any, we ultimately sell to YA under the Purchase Agreement.

The resale by YA of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of shares of our common stock to decline and to be highly volatile.

Investors who buy shares at different times will likely pay different prices.

If and when we do elect to sell shares of our common stock to YA pursuant to the Purchase Agreement, YA may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from YA in this offering at different times will likely pay different prices for those shares and may experience different levels of dilution, and in some cases substantial dilution and different outcomes, in their investment results. Investors may experience a decline in the value of the shares they purchase from YA in this offering as a result of future sales made by us to YA at prices lower than the prices such investors paid for their shares in this offering.

We may require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we rely on YA as a source of funding will depend on a number of factors, including the prevailing market price of shares of our common stock, our ability to meet the conditions necessary to deliver Advance Notices under the Purchase Agreement, the impacts of the Ownership Limitation, and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the Purchase Agreement, if any, we expect to continue to seek other sources of funding. Even if we were to sell to YA the total Commitment Amount under the Purchase Agreement, we expect that we will need additional capital to fully implement our business plan.

The sale of a substantial number of shares of our common stock, including resale of the shares held by the selling stockholder in the public market, could adversely affect the prevailing market price of shares of our common stock.

We are registering for resale 25,000,000 shares of our common stock. Sales of a substantial amount of shares of our common stock into the public market, or the perception that such sales might occur, could adversely affect the market price of shares of our common stock. We cannot predict if and when the selling stockholder may sell such shares in the public markets. Furthermore, in the future, we may issue additional shares of our common stock or other equity or debt securities convertible into shares of our common stock. Any such issuance could result in substantial dilution to our existing stockholders and could cause our share price to decline.

Future sales and issuances of shares of our common stock or other securities might result in significant dilution and could cause the price of shares of our common stock to decline.

To raise capital, we may sell shares of our common stock, convertible securities or other equity securities in one or more transactions other than those contemplated by the Purchase Agreement, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into shares of our common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. Any sales of additional shares will dilute our stockholders.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of shares of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of shares of our common stock. In addition, the sale of substantial numbers of shares of our common stock could adversely impact each share’s price.

Management will have broad discretion as to the use of the net proceeds from the Purchase Agreement.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. Factors that may cause actual results to differ from expected results, include, among others:

•	Inability to raise additional capital if needed;

•	Inability to generate revenues from product sales to continue business operations;

•	Inability to develop and commercialize our product candidates;

•	Failure or delay in completing clinical trials or obtaining FDA or foreign regulatory approval for our product candidates in a timely manner;

•	Unsuccessful clinical trials stemming from clinical trial designs, failure to enroll a sufficient number of patients, undesirable side effects, or other safety concerns;

•	Inability to demonstrate sufficient efficacy of product candidates;

•	Reliance on the success of our MN-166 (ibudilast) and MN-001 (tipelukast) product candidates;

•	Delays in commencement or completion of clinical trials or suspension or termination of clinical trials;

•	Loss of our licensed rights to develop and commercialize a product candidate as a result of the termination of the underlying licensing agreement;

•	Competitors may develop products rendering our product candidates obsolete and noncompetitive;

•	Inability to successfully attract partners and enter into collaborations on acceptable terms;

•	Dependence on third parties to conduct clinical trials and to manufacture product candidates;

•	Dependence on third parties to market and distribute products;

•	Our product candidates, if approved, may not gain market acceptance or obtain adequate coverage for third party reimbursement;

•	Disputes or other developments concerning our intellectual property rights;

•	Actual and anticipated fluctuations in our quarterly or annual operating results;

•	Price and volume fluctuations in the overall stock markets;

•	The impact of health epidemics on our business and operations;

•	Litigation or public concern about the safety of our potential products;

•	International trade or foreign exchange restrictions, increased tariffs and foreign currency exchange;

•	High quality material for our products may become difficult to obtain or expensive;

•	Strict government regulations on our business;

•	Regulations governing the production or marketing of our product candidates;

•	Loss of, or inability to attract, key personnel; and

•	Economic, political, foreign exchange, and other risks associated with international operations.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

This prospectus relates to the shares of common stock that may be offered and sold from time to time by YA. All of our shares offered by the selling stockholder pursuant to this prospectus will be sold by the selling stockholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $30.0 million aggregate gross proceeds under the Purchase Agreement from any sales of shares of our common stock we make to YA pursuant to the Purchase Agreement. However, we are unable to estimate the actual amount of proceeds that we may receive, as it will depend on the number of shares that we choose to sell, our ability to meet the conditions to purchase set forth in the Purchase Agreement, market conditions and the price of our shares, among other factors.

We currently intend to use the net proceeds of sales of shares under the Purchase Agreement, if any, to fund our research and development activities and for working capital and general corporate purposes. Although we have identified some potential uses of the net proceeds to be received upon sales of shares under the Purchase Agreement, we cannot specify these uses with certainty. Our management will have broad discretion in the application of the net proceeds and could use them for purposes other than those contemplated as of the date of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

Our expected use of net proceeds under the Purchase Agreement represents our current intentions based on our present plans and business condition, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty any or all of the particular uses for the net proceeds to be received under the Purchase Agreement, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds may vary depending on numerous factors, including our ability to obtain additional financing and changes we may make to our development plan. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending the use of the net proceeds from this offering as described above, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and other factors our board of directors deems relevant.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Related Party Transactions

Our Audit Committee is charged with the responsibility of reviewing potential conflicts of interest, and reviewing and approving all related party transactions, including those required to be disclosed as a “related party” transaction under applicable federal securities laws. Our Audit Committee has not adopted any specific procedures for conducting such reviews and instead considers each transaction in light of the specific facts and circumstances presented. This allows our Audit Committee to oversee compliance, monitor transaction developments, and ensure timely updates and reporting.

Related Party Transactions

Since January 1, 2023, we were involved in the following transactions in which we were or are a party involving an amount greater than the lesser of $120,000 or 1% of the average of our total assets for the last two completed fiscal years and in which any director, executive officer, holder of more than 5% of our common stock, or any member of the immediate family or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest:

We have entered into indemnification agreements with each of our executive officers and directors. In addition, our executive officers and directors are indemnified under the General Corporation Law of the State of Delaware (“DGCL”) and our amended and restated bylaws to the fullest extent permitted under Delaware law. We also have a directors’ and officers’ liability insurance policy that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 11, 2025 as to shares of common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of the common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The table below is based upon information supplied by officers, directors, and principal stockholders, information obtained from our records, and Schedules 13G and 13D filed with the SEC.

The percentage of common stock beneficially owned is based on 49,046,246 shares outstanding as of August 11, 2025. In addition, shares of common stock issuable pursuant to the exercise of stock options and warrants which may be exercised within 60 days of August 11, 2025 are deemed to be issued and outstanding and have been treated as outstanding in calculating the percentage ownership of those individuals possessing such interest, as applicable, but they are not treated as outstanding in calculating the percentage ownership for any individual other than the holder thereof.

Beneficial Ownership Table

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders:
3D Investment Partners Pte. Ltd.(2)	5,502,047	11.2%
Directors and Named Executive Officers:
Yuichi Iwaki, M.D., Ph.D.(3)	4,565,389	8.7%
Hideki Nagao(4)	192,250	*
Kazuko Matsuda, M.D., Ph.D., MPH(5)	2,594,702	5.1%
Carolyn Beaver(6)	112,250	*
Nicole Lemerond(7)	55,583	*
David Crean, Ph.D.(8)	30,000	*
All directors and executive officers as a group (6 persons)(9)	7,550,174	13.7%

*	Amount represents less than 1% of the outstanding shares of our Common Stock.
(1)

Unless otherwise noted, the address of each beneficial owner listed in the table is c/o MediciNova, Inc., 4275 Executive Square, Suite 300, La Jolla, California 92037. Except as indicated by footnote, and subject to community property laws where applicable, the beneficial owner has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)

Based on a Schedule 13D/A filed with the SEC on July 12, 2022 by 3D Investment Partners Pte. Ltd. (“3DIP”) and 3DOM. The shares are held directly by 3DOMF. 3DIP serves as investment manager to 3DOMF and accordingly, 3DOMF has delegated to 3DIP all voting and investment power over the shares such that 3DIP and 3DOMF may each be deemed to have voting and investment power with respect to the securities. The principal business address for the stockholders is 250 North Bridge Road, #13-01 Raffles City Tower, Singapore 179101.

(3)	Includes 1,091,933 shares of Common Stock held directly by Dr. Iwaki and 3,473,456 shares issuable pursuant to options held by Dr. Iwaki exercisable within 60 days of August 11, 2025.
(4)	Includes 192,250 shares of Common Stock issuable pursuant to options held directly by Mr. Nagao exercisable within 60 days August 11, 2025.
(5)

Includes 322,996 shares of Common Stock held directly by Dr. Matsuda and 2,271,706 shares of Common Stock issuable pursuant to options held directly by Dr. Matsuda exercisable within 60 days of August 11, 2025.

(6)	Includes 112,250 shares of Common Stock issuable pursuant to options held directly by Ms. Beaver exercisable within 60 days of August 11, 2025.
(7)	Includes 55,583 shares of Common Stock issuable pursuant to options held directly by Ms. Lemerond exercisable within 60 days of August 11, 2025.
(8)	Includes 30,000 shares of Common Stock issuable pursuant to options held directly by Dr. Crean exercisable within 60 days of August 11, 2025.
(9)

Includes 1,414,929 shares of Common Stock held by the current directors and executive officers as a group and 6,135,245 shares issuable pursuant to options held by the current directors and executive officers as a group exercisable within 60 days of August 11, 2025.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by YA of any or all of the shares of common stock that are to be issued and sold by us to YA under the Purchase Agreement. For additional information regarding the issuance of shares of common stock covered by this prospectus, see the section titled “Standby Equity Purchase Agreement with YA” above. Except for the transactions contemplated by the Purchase Agreement, YA does not, and has not had, any material relationship with us.

The table below presents information regarding the selling stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder. The number of shares in the column “Maximum Number of Shares to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares in this offering. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The beneficial ownership of our shares of common stock is determined in accordance with the rules of the SEC. See “Security Ownership of Certain Beneficial Owners and Management” for additional information.

The percentage of shares of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based on an aggregate of 49,046,246 shares of our common stock outstanding as of August 11, 2025. The number of shares that may actually be sold by us under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares Owned Prior to Offering		Maximum Number of Shares to be Offered Pursuant to this Prospectus(1)	Number of Shares Owned After Offering
	Number	Percent		Number(2)	Percent
YA II PN, LTD.(3)	0	*	25,000,000	—	—

*	Represents ownership of less than 1%.
(1)

Although the Purchase Agreement provides that we may sell up to $30.0 million of our shares of common stock to YA, we are only registering 25,000,000 shares for resale under this prospectus, which represent shares that we may issue and sell to YA for cash consideration in purchases under the Purchase Agreement from time to time, at our sole discretion, during the Commitment Period. Depending on the price per share at which we sell the Advance Shares to YA pursuant to the Purchase Agreement, we may need to sell to YA under the Purchase Agreement more shares than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $30.0 million Commitment Amount under the Purchase Agreement. If we choose to do so and otherwise satisfy the conditions in the Purchase Agreement, we must first register for resale under the Securities Act such additional shares of common stock. The number of shares ultimately offered for resale by YA is dependent upon the number of shares of common stock we sell to YA under the Purchase Agreement.

(2)	Assumes the sale of all shares being offered pursuant to this prospectus.
(3)

YA is a fund managed by Yorkville Advisors Global, LP or Yorkville LP. Yorkville Advisors Global II, LLC (or “Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for YA are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, New Jersey 07092.

DESCRIPTION OF SECURITIES

The following information describes our common stock and preferred stock, as well as certain provisions of our restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, with a $0.001 par value per share, and 3,000,000 shares of preferred stock, with a $0.01 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of August 11, 2025, there were 49,046,246 shares of common stock issued and outstanding, held of record by eleven (11) stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our common stock is listed on the Nasdaq Global Market under the symbol “MNOV” and on the Standard Market of the Tokyo Stock Exchange under the code “4875.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Preferred Stock

The following description of preferred stock and the description of the terms of any particular series of preferred stock that we choose to issue hereunder and that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to our restated certificate of incorporation and the certificate of designation relating to any series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. There are no restrictions presently on the repurchase or redemption of any shares of our preferred stock.

The prospectus supplement for a series of preferred stock will specify:

•	the maximum number of shares;

•	the designation of the shares;

•

the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•

the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•

the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock nor are any shares of our preferred stock presently outstanding. Preferred stock will be fully paid and nonassessable upon issuance.

Effect of Certain Provisions of our Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The authority of our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limits on Ability of Stockholders to Call a Special Meeting. Our restated certificate of incorporation, as amended, and our amended and restated bylaws generally provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer, or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting.

Limits on Stockholder Action by Written Consent. Any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special meeting and not by written consent.

Classified Board of Directors. Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Size of Board and Vacancies. Our restated certificate of incorporation provides that the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors based on the total number of designated directors, though less than a quorum, or by the sole remaining director. The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

Amendments of Governance Documents. Our restated certificate of incorporation provides that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, the calling of special meetings of stockholders, and the indemnification of directors.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our restated certificate of incorporation contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our restated certificate of incorporation includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our restated certificate of incorporation also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our restated certificate of incorporation and amended and restated bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, the provision in our restated certificate of incorporation eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The provisions of Delaware law and our restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Registration Rights

Certain holders of shares of our common stock are entitled to contractual rights to require us to register such shares under the Securities Act. These rights are provided under the terms of our amended and restated registration rights agreement. We will pay all expenses relating to any such registration, other than underwriting discounts and selling commissions. The registration rights terminate with respect to any holder if all of the following conditions are met: (a) as reflected on our books and records, such holder (together with its affiliates) holds less than 1% of our outstanding common stock (on an as-converted to common stock basis); (b) our securities trade on a national securities exchange or list on a national automatic quotation system, in each case, located in the United States; and (c) all shares of common stock issued or issuable upon conversion of the registrable securities held by such holder (and its affiliates) either (i) may be sold pursuant to Rule 144 promulgated under the Securities Act during any ninety (90) day period, or (ii) have ceased to be outstanding.

Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances, but not below 25% of the total number of shares covered by the registration statement without the consent of more than 50% of the holders of registrable securities.

PLAN OF DISTRIBUTION

On July 30, 2025, we entered into the Purchase Agreement with YA. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, YA is committed to purchase up to $30.0 million in shares of our common stock during the Commitment Period. From time to time, and at our sole discretion, we may present YA with Advance Notices to purchase our shares. The shares would be purchased pursuant to the Purchase Agreement at 97% of the lowest of the three daily VWAPs during the applicable Pricing Period as set forth in the Purchase Agreement.

The shares of common stock offered by this prospectus are being offered by the selling stockholder. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the Purchase Agreement to provide customary indemnification to YA.

It is possible that our shares may be sold from time to time by YA in one or more of the following manners:

•	ordinary brokerage transactions, and transactions in which the broker solicits purchasers;

•	a block trade, in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer, as principal and resale by the broker-dealer for its account; or

•	a combination of any of the above methods of sale.

YA has agreed that, during the term of the Purchase Agreement, neither YA or its affiliates will engage in any short sales or hedging transactions with respect to our shares of common stock, provided that YA and its affiliates may enter into Permitted Sales.

YA, and any unaffiliated broker-dealer, will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M promulgated under the Exchange Act (“Regulation M”). These rules and regulations may limit the timing of purchases and sales of shares of common stock by YA or any unaffiliated broker-dealer. Under these rules and regulations, YA and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;

•

must furnish each broker, which offers our shares of common stock covered by the prospectus and accompanying prospectus that are a part of our registration statement, with the number of copies of such prospectus and accompanying prospectus which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by YA and any unaffiliated broker-dealer.

We have advised YA that it is required to comply with Regulation M. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our shares of common stock covered by this prospectus by the selling stockholder. We estimate that our total expenses for the offering will be approximately $50,000. As consideration for its irrevocable commitment to purchase our shares of common stock under the Purchase Agreement, we paid the selling stockholder a one time commitment fee of $375,000, calculated as 1.25% of the Commitment Amount. We also paid a $25,000 structuring fee to an affiliate of the selling stockholder in connection with entry into the Purchase Agreement.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus has been passed upon by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, San Diego, California.

EXPERTS

The consolidated financial statements of MediciNova, Inc. as of December 31, 2024 and 2023 and for the years then ended incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information, with respect to us and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. We also maintain a website at www.medicinova.com, at which you may access these materials free of charge after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus and any references to this web site or any other web site are inactive textual references only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference

We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the securities covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 19, 2025;

•	Those portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2025 that address the disclosure requirements of Part III of Form 10-K;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 13, 2025;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;

•	Our Current Reports on Form 8-K filed with the SEC on June 18, 2025 and August 1, 2025; and

•	The description of our common stock contained in our Registration Statement on Form 8-A12B, filed with the SEC on December 5, 2006 pursuant to Section 12(b) of the Exchange Act.

You may access our Annual Report, Quarterly Reports, and Current Reports on Form 8-K, Proxy Statements, and amendments, if any, to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s website (www.sec.gov) or our website (www.medicinova.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained in our website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus or the related registration statement.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus. Requests for such documents should be directed to:

MediciNova, Inc.

Attn: Investor Relations

4275 Executive Square, Suite 300

La Jolla, California 92037

(858) 373-1500

MediciNova, Inc.

25,000,000 Shares of Common Stock

PRELIMINARY PROSPECTUS

       , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with this registration statement and the listing of our common stock. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$4,976
Legal fees and expenses	25,000
Accounting fees and expenses	15,000
Miscellaneous expenses	5,000

Total	$49,976

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Sections 145 and 102(b)(7) of the DGCL provide that a corporation may indemnify any person made a party to an action by reason of the fact that the person was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the individual in connection with such action if the individual acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Our restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our restated certificate of incorporation and our amended and restated bylaws provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against such person and incurred by such person in any such capacity, subject to certain exclusions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Company regarding which indemnification is sought. The indemnification provisions in our restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements entered into or to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We also carry liability insurance for our directors and officers.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

See the “Exhibit Index” immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed August 9, 2012).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form S-1 (File No. 333-119433) filed October 1, 2004).

4.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K (File No. 001-33185) filed February 15, 2007).

4.2	Amended and Restated Registration Rights Agreement, dated September 2, 2004, among the Registrant, its founders and the investors named therein (incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-119433) filed October 1, 2004).

4.3	Description of Capital Stock (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-K (File No. 001-33185) filed February 19, 2021).

5.1*	Opinion of Gunderson Dettmer Sough Villeneuve Franklin & Hachigian, LLP.

10.1#	Form of Indemnity Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-K (File No. 001-33185) filed March 28, 2013).

10.2#	2007 Employee Stock Purchase Plan of the Registrant (incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement on Schedule 14A (File No. 001-33185) filed March 13, 2007).

10.3#	2013 Equity Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K (File No. 001-33185) filed March 27, 2014).

10.4#	Amended and Restated 2013 Equity Incentive Plan of the Registrant. (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed July 26, 2017).

10.5#	Form of Notice of Stock Option Grant and Stock Option Agreement for awards pursuant to the 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed November 7, 2013).

10.6#	2023 Equity Incentive Plan and forms of award agreements thereunder of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Post-Effective Amendment No. 1 to Registration Statements on Form S-8 (File Nos. 333-264938, 333-232239, 333-219491, 333-190490) filed January 19, 2024).

10.7#	Executive Employment Agreement, dated April 1, 2007, between the Registrant and Yuichi Iwaki, M.D., Ph.D. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed April 4, 2007).

10.8#	Form of First Amendment to Employment Agreement, dated December 31, 2010, between the Registrant and Yuichi Iwaki, M.D., Ph.D. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed January 4, 2011).

10.9#	Severance Protection Agreement, dated July 14, 2014, between the Registrant and Dr. Yuichi Iwaki (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed August 13, 2014).

Exhibit Number	Description

10.10#	Severance Protection Agreement, dated July 14, 2014, between the Registrant and Dr. Kazuko Matsuda (incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed August 13, 2014).

10.11#	Severance Protection Agreement, dated July 14, 2014, between the Registrant and Geoffrey O’Brien (incorporated by reference to Exhibit 10.5 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed August 13, 2014).

10.12#	Consulting Agreement, dated April 2, 2024, between the Registrant and Geoffrey O’Brien (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-33185) filed August 8, 2024).

10.13	Lease, dated July 20, 2021, between MediciNova, Inc. and the Irvine Company LLC (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed July 23, 2021).

10.14†	Assignment Agreement, dated December 19, 2005, between Genzyme Corporation and Avigen, Inc. (incorporated by reference to Exhibit 10.58 of Avigen, Inc.’s Annual Report on Form 10-K (File No. 000-28272) filed March 16, 2006).

10.15	Securities Purchase Agreement, dated January 11, 2021, between the Company and 3D Opportunity Master Fund (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed January 12, 2021).

10.16	Shareholder Rights Agreement, dated January 11, 2021, between the Company and 3D Opportunity Master Fund (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed January 12, 2021).

10.17	Services Agreement, dated August 1, 2021, between MediciNova, Inc. and Signature Analytics LLC (acquired by Citrin Cooperman Advisors LLC) (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K (File No. 001-33185) filed August 2, 2021).

21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Registrant’s Annual Report on Form 10-K/A (File No. 001-33185) filed March 28, 2023).

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)

107*	Filing Fee Table.

*	Filed herewith
†	Portions of this Exhibit have been omitted pursuant to a grant of confidential treatment by the SEC.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of City of La Jolla, State of California, on August 22, 2025.

MEDICINOVA, INC. a Delaware Corporation

Date: August 22, 2025	By:	/s/ Yuichi Iwaki
Yuichi Iwaki, M.D., Ph.D.
President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yuichi Iwaki, M.D., Ph.D., as his or her true and lawful attorney-in-fact, proxy, and agent, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy, and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yuichi Iwaki, M.D., Ph.D. Yuichi Iwaki, M.D., Ph.D.	Chairman of the Board of Directors, President and Chief Executive Officer (Principal executive officer)	August 22, 2025

/s/ Jason Kruger Jason Kruger	Chief Financial Officer (Principal financial and accounting officer)	August 22, 2025

/s/ Carolyn Beaver Carolyn Beaver	Director	August 22, 2025

/s/ Nicole Lemerond Nicole Lemerond	Director	August 22, 2025

/s/ Kazuko Matsuda, M.D., Ph.D., MPH Kazuko Matsuda, M.D., Ph.D., MPH	Director	August 22, 2025

/s/ Hideki Nagao Hideki Nagao	Director	August 22, 2025